ThinkEquity Partners LLC
600 Montgomery Street, 8th Floor
San Francisco, CA 94111
March 10, 2006
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Acquicor Technology Inc. Registration Statement on Form S-1 File No. 333-128058
Ladies and Gentlemen:
     In connection with the above-captioned offering, please be advised that the undersigned have effected approximately the following distribution of the copies of the Preliminary Prospectus filed with the Securities and Exchange Commission on January 17, 2006 (the “Initial Distribution”).

40	sent to Prospective Underwriters
0	sent to Securities Dealers
0	sent to Institutions
0	sent to Individuals
     Subsequent to the Initial Distribution of the Preliminary Prospectus filed with the Securities and Exchange Commission on January 17, 2006, the undersigned have effected approximately the following distribution of a revised Preliminary Prospectus filed with the Securities and Exchange Commission on January 19, 2006 (the “Second Distribution”).

40	sent to Prospective Underwriters
10	sent to Securities Dealers
2,721	sent to Institutions
4,896	sent to Individuals

     Subsequent to the Second Distribution of the Preliminary Prospectus filed with the Securities and Exchange Commission on January 19, 2006, the undersigned have effected approximately the following distribution of a revised Preliminary Prospectus filed with the Securities and Exchange Commission on March 9, 2006.

40	sent to Prospective Underwriters
10	sent to Securities Dealers
2,731	sent to Institutions
4,911	sent to Individuals
[Signature Page Follows]

     This letter shall also confirm that the underwriters of the above-captioned offering have complied with all provisions of rule 15c2-8 under the Securities Act of 1934.
Sincerely,
ThinkEquity Partners LLC
      As representatives of the several underwriters

By:	ThinkEquity Partners LLC

By:	/s/ Benjamin J. Davey

Name: Benjamin J. Davey
Title: Managing Director

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